

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 22, 2017

Via E-mail
Kevin P. Riley
President and Chief Executive Officer
First Interstate BancSystem, Inc.
401 North 31st Street
Billings, MT 59116

> **Re:** **First Interstate BancSystem, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 26, 2017**
> **File No. 333-215749**

Dear Mr. Riley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of the Merger

Unaudited Prospective Financial Information, page 73

1.   We note your statement on page 74 that the inclusion of the financial projections "should not be deemed an admission or representation by Cascade or First Interstate that it is viewed as material information . . . ." You also state that such projections are "not being included to influence your decision whether to vote for the merger agreement" and are being provided "solely" because they were made available to other parties in connection with the merger. These statements unduly limit a shareholder's reliance on the registration statement disclosures. Please remove or revise as appropriate.

Exhibit 8.1 – Form of Opinion of Luse Gorman, PC
Exhibit 8.2 – Form of Opinion of Hunton & Williams LLP

2.　　We note that the forms of tax opinion filed as Exhibits 8.1 and 8.2 are in short-form, as contemplated by Section III.B of Staff Legal Bulletin No. 19. Accordingly, please revise your tax disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the assumption in the penultimate paragraph on page 77 that the merger will constitute a "reorganization" under Section 368(a) of the Internal Revenue Code) and instead provide a firm conclusion regarding the material tax consequences to investors. Also revise your disclosure to state clearly that the disclosure in the tax consequences section is counsels' respective opinion. Alternatively, please have each counsel revise to provide a long-form opinion.

3.　　Please have counsel to Cascade Bancorp revise paragraphs C.3 and C.5 of Exhibit 8.2 to remove the assumption regarding qualification as a statutory merger under Oregon and Montana law, as it is inappropriate to assume any legal conclusion underlying the opinion. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3552 with any questions.

Sincerely,

/s/ David Lin

David Lin
Attorney-Advisor
Office of Financial Services

cc:　　Kirk D. Jensen, Esq.
　　　　Scott A. Brown, Esq.